Exhibit 3.177

CERTIFICATE OF LIMITED PARTNERSHIP

NAME:	NORTHEAST SURGERY CENTER, LTD.

ADDRESS:	16100 Cairnway Suite 205 Houston, Texas 77084

REGISTERED AGENT:	Arthur Minguez

REGISTERED OFFICE & PRINCIPAL OFFICE	16100 Cairnway Suite 205 Houston, TX 77084

GENERAL PARTNER:	HFMH L.C. 16100 Cairnway Suite 205 Houston, TX 77084

General Partner

/s/Arthur Minguez, Jr.
Arthur Minguez, Jr.
Manager
HFMH, L.C.